Management Report

Crooked City Cider LLC
For the period ended December 31, 2017



Prepared by

RCG Business Services

Prepared on

April 14, 2018

I have reviewed the accompanying balance sheet of Crooked City Cider, LLC as of December 31, 2016 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Dana Bushouse



4/24/18

Table of Contents

Profit and Loss

	Total
INCOME	
Discounts Given	-300.00
Samples	24.63
Total Discounts Given	**-275.37**
Sales	5,005.96
Sales Of Product Income	37,608.47
Services	2,485.00
Square Sales	3,828.48
Tasting Room Commissions	12,499.33
Unapplied Cash Payment Income	3,730.00
Total Income	**64,881.87**
COST OF GOODS SOLD	
Cost of Goods Sold	18,522.28
Purchases for Resale	1,568.93
Supplies & Materials - COGS	3,049.73
Tasting Room Supplies	1,707.85
Total Cost of Goods Sold	**24,848.79**
GROSS PROFIT	**40,033.08**
EXPENSES	
Advertising/Promotional	280.05
Auto	2,706.11
Fuel	1,727.32
Insurance	806.50
Parking & Tolls	356.52
Total Auto	**5,596.45**
Charitable Contributions	905.00
Depreciation	5,913.00
Entertainment Meals	995.48
Insurance	500.00
Interest Expense	26,971.01
Legal & Professional Fees	1,085.00
Licenses	4,729.00
Miscellaneous	1,114.18
Office/General Administrative Expenses	178.75
Outside Services	3,985.00
Postage	6.65
QuickBooks Payments Fees	366.50
Shipping	1,850.00
Tax - LLC	800.00
Tax - Oakland Business	93.87
Telephone Expense	375.78
Travel	975.84

	Total
Total Expenses	56,721.56
NET OPERATING INCOME	-16,688.48
OTHER EXPENSES	
Gain/Loss on Sale	7,681.10
Total Other Expenses	7,681.10
NET OTHER INCOME	-7,681.10
NET INCOME	$ -24,369.58

Balance Sheet

As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Community Bank of the Bay	10,749.35
Huntington Bank Checking	4,176.13
Total Bank Accounts	**14,925.48**
Other Current Assets	
Inventory Asset	10,000.00
Undeposited Funds	850.00
Total Other Current Assets	**10,850.00**
Total Current Assets	**25,775.48**
Fixed Assets	
Accumulated depreciation	-24,120.00
Construction in Progress	12,701.24
Furniture	3,425.00
Machinery & Equipment	142,725.60
Vehicles	42,874.97
Total Fixed Assets	**177,606.81**
Other Assets	
Security Deposit	15,713.50
Total Other Assets	**15,713.50**
TOTAL ASSETS	**$219,095.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit Card	200.03
Total Credit Cards	**200.03**
Other Current Liabilities	
Keg Deposit	160.00
Sales Tax Payable	59.13
Total Other Current Liabilities	**219.13**
Total Current Liabilities	**419.16**
Long-Term Liabilities	
Capital One Vehicle Loan Jeep	19,043.46
Capital One Vehicle Loan Passat	13,116.80
Kiva Zip Loan Payable	833.00
Notes Payable-Kooiman/Bushouse	163,102.00
Total Long-Term Liabilities	**196,095.26**
Total Liabilities	**196,514.42**
Equity	

	Total
Member's Equity	
Contributions-DB	80,461.90
Distributions-DB	-19,961.45
Total Member's Equity	**60,500.45**
Retained Earnings	-13,549.50
Net Income	-24,369.58
Total Equity	**22,581.37**
TOTAL LIABILITIES AND EQUITY	**$219,095.79**

Statement of Cash Flows

January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-18,161.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-11,141.12
Inventory Asset	-2,000.00
Accumulated depreciation	3,505.00
Security Deposit	-15,713.50
Chase Ink Credit Card	-3,249.37
California State Board of Equalization Payable	-385.84
Keg Deposit	4,973.85
Sales Tax Payable	83.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-23,927.85**
Net cash provided by operating activities	**-42,089.78**
INVESTING ACTIVITIES	
Construction in Progress	-12,701.24
Furniture	-3,425.00
Machinery & Equipment	-10,277.60
Vehicles	30,089.10
Net cash provided by investing activities	**3,685.26**
FINANCING ACTIVITIES	
Capital One Vehicle Loan Jeep	-3,467.94
Capital One Vehicle Loan Passat	-528.04
Kiva Zip Loan Payable	-2,584.08
Notes Payable-Kooiman/Bushouse	40,546.00
Member's Equity:Contributions-DB	5,000.00
Member's Equity:Distributions-DB	-20,000.00
Net cash provided by financing activities	**18,965.94**
NET CASH INCREASE FOR PERIOD	**-19,438.58**
Cash at beginning of period	35,214.06
CASH AT END OF PERIOD	**$15,775.48**

Management Report

Crooked City Cider LLC
For the period ended December 31, 2016



Prepared on
April 23, 2018

Profit and Loss

	Total
INCOME	
Discounts Given	-474.50
Samples	76.00
Total Discounts Given	**-398.50**
Sales	12,768.73
Sales Of Product Income	71,051.87
Services	720.00
Tasting Room Commissions	6,887.42
Uncategorized Income	171.70
Total Income	**91,201.22**
COST OF GOODS SOLD	
Cost of Goods Sold	20,274.99
Inventory Shrinkage	3,000.00
Purchases for Resale	3,468.55
Supplies	3,466.86
Supplies & Materials - COGS	2,319.52
Tasting Room Supplies	8,987.42
Total Cost of Goods Sold	**41,517.34**
GROSS PROFIT	**49,683.88**
EXPENSES	
Advertising/Promotional	4,804.70
Auto	1,186.06
Fuel	1,049.56
Insurance	1,882.54
Parking & Tolls	126.25
Total Auto	**4,244.41**
Bank Service Charge	50.00
Depreciation	18,748.00
Education/Conferences	850.18
Entertainment Meals	1,350.53
Insurance	500.00
Interest Expense	1,485.66
Legal & Professional Fees	995.00
Licenses	2,397.62
Memberships	495.00
Miscellaneous	930.43
Office/General Administrative Expenses	2,156.81
Outside Services	6,399.00
QuickBooks Payments Fees	245.60
Rent	251.98
Travel	828.56
Total Expenses	**46,733.48**

	Total
NET OPERATING INCOME	2,950.40
NET INCOME	$2,950.40

Crooked City Cider LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
Community Bank of the Bay	26,004.00
Huntington Bank Checking	9,030.06
PayPal	0.00
Total Bank Accounts	**$35,034.06**
Accounts Receivable	
Accounts Receivable	6,393.88
Total Accounts Receivable	**$6,393.88**
Other Current Assets	
Inventory Asset	5,000.00
Undeposited Funds	180.00
Total Other Current Assets	**$5,180.00**
Total Current Assets	**$46,607.94**
Fixed Assets	
Accumulated depreciation	-20,615.00
Machinery & Equipment	132,448.00
Vehicles	72,964.07
Total Fixed Assets	**$184,797.07**
TOTAL ASSETS	**$231,405.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit Card	3,449.40
Total Credit Cards	**$3,449.40**
Other Current Liabilities	
California State Board of Equalization Payable	385.84
Keg Deposit	580.00
Sales Tax Payable	-24.00
Total Other Current Liabilities	**$941.84**
Total Current Liabilities	**$4,391.24**
Long-Term Liabilities	
Capital One Vehicle Loan Jeep	22,511.40
Capital One Vehicle Loan Passat	13,644.84
Kiva Zip Loan Payable	3,417.08
Notes Payable-Kooiman/Bushouse	122,556.00
Total Long-Term Liabilities	**$162,129.32**
Total Liabilities	**$166,520.56**

	TOTAL
Equity	
Member's Equity	
Contributions-DB	75,461.90
Distributions-DB	38.55
Total Member's Equity	**75,500.45**
Retained Earnings	-13,566.40
Net Income	2,950.40
Total Equity	**$64,884.45**
TOTAL LIABILITIES AND EQUITY	**$231,405.01**

Crooked City Cider LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	2,950.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-6,393.88
Inventory Asset	-2,000.00
Accumulated depreciation	18,748.00
Chase Ink Credit Card	2,396.23
California State Board of Equalization Payable	385.84
Keg Deposit	580.00
Sales Tax Payable	-24.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,692.19**
Net cash provided by operating activities	**$16,642.59**
INVESTING ACTIVITIES	
Machinery & Equipment	-129,337.03
Vehicles	-72,964.07
Net cash provided by investing activities	**$ -202,301.10**
FINANCING ACTIVITIES	
Capital One Vehicle Loan Jeep	22,511.40
Capital One Vehicle Loan Passat	13,644.84
Kiva Zip Loan Payable	3,417.08
Notes Payable-Kooiman/Bushouse	122,556.00
Member's Equity:Contributions-DB	27,979.00
Member's Equity:Distributions-DB	38.55
Net cash provided by financing activities	**$190,146.87**
NET CASH INCREASE FOR PERIOD	**$4,488.36**
Cash at beginning of period	30,725.70
CASH AT END OF PERIOD	**$35,214.06**

Note A- Organization and nature of activities: Crooked City Cider ("the Company") is an LLC formed under the laws in the State of California. The Company derives revenue from production and sale of alcoholic cider. The Company will conduct an profit sharing crowdfund offering during the second quarter of 2018 for the purpose of raising funds for the buildout of their cider bar. The Company's ability to continue or to achieve objectives may be dependent on the outcome of the offering or management's other efforts to raise these funds.

Note B- Summary of significant accounting policies:

Basis of presentation- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates- The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Costs of Goods Sold- Includes raw materials and equipment for the production of cider.

Note C- Income taxes:

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017.

Note D- Liabilities:

The Company currently has a note payable that requires interest only payments through 2026, at which point it will require interest and principal payment at a secured interest rate. Additionally, there is a vehicle loan for a Jeep that is outstanding. The Passat and Kiva loan have both been paid off.

Note E- Subsequent events

Management considered events subsequent to the end of the period but before April 15, 2018, the date that the financial statements were available to be issues.

Note F- LLC

The Company is an LLC and to-date no units have been issued.

Note G- Taxes

To-date the Company has not had any taxable income.

Note H- Owner's Contributions

"Member's Equity Contributions- DB" is actually capital that DB has contributed to the business, totaling 80,461.90.